American Skandia Life Assurance Corporation
                                                             One Corporate Drive
                                                                    P.O. Box 883
                                                         Shelton, CT  06484-0883
                                                        Telephone (203) 926-1888
                                                              Fax (203) 929-8071











                                 August 19, 1997


VIA FACSIMILE

Edward P. Macdonald, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Withdrawal of Registration Statements on Form S-1 filed by American Skandia Life Assurance
                  Corporation ("American Skandia"), Registrant
                  Registration No. 333-08743

                  -----------------------------------------------------


Dear Mr. Macdonald:

         Pursuant to Rule 477 of the Securities Act of 1933, the above named Registrant hereby requests that the above registration statement filed on Form S-1 be withdrawn. Registration No. 333-08743 was initially filed with the Commission on July 24, 1996, with Pre-effective Amendment No. 1 filed on December 20, 1996 and Pre-effective Amendment No. 2 filed on January 9, 1997. Following the filing of Pre-effective Amendment No. 2, Registrant submitted a new, substantially identical, initial registration statement on Form S-2 with the intention of succeeding the Registration Statement on Form S-1. That registration statement (333-24989) was declared effective on May 1, 1997. Therefore, Registrant has chosen to withdraw the above registration statement.

         If you have any further questions and would like to discuss this matter
further,   please  feel  free  to  call  me  at  (203)   925-3830   (direct)  or
1-800-628-6039, extension 3830.

                                            Very truly yours,


                                            /s/Scott K. Richardson, Esq.
                                            Scott K. Richardson, Esq.


cc:      John T. Buckley, Esq.
         Jeffrey M. Ulness, Esq.